OPTION AGREEMENT
OPTION TO PURCHASE

THIS OPTION TO PURCHASE AGREEMENT (this "Agreement") is entered into by and between:

PARTY ONE, THE OPTIONEE - P2 Solar, Inc.
a Delaware corporation
("P2"or "Buyer")
Having a legal address at 13569-76 Avenue, Unit 204, Surrey, BC V3W 2W3, Canada

and

PARTY TWO, THE OPTIONER – "Seller"
Who is JLB Bulgaria, Ltd. a company registered under the Bulgarian Law under unique identification code 175303457 having its seat and registered address in Sofia, district of Ilinden, 60 Kukush str, represented by the manager Rossen Shalliev as the 100% owner of a holding company, named below, for the certain solar PV project referred to herein as "Petrich" (or "Subject Project"), which is the subject of this Option to Purchase Agreement:

and
PARTY THREE The company owner of the project Petrich Solar is:
Petrich Solar Ltd. (the Company)
Limited Liability Company registered according to the Bulgarian commercial law and with EID № 200848576
With a legal address at 36 Ami Bue Str. Sofia 1606, entrance 1, floor 6, apartment 8, represented by its General Manager Mr. Rossen Shalliev as Owner of 7.3 MW PV solar park project and located at
the territory of town of Petrich, Blagoevgrad region

P2, the Seller and the Company may herein be referred to collectively as the "Parties" or individually as the "Party".

ОПЦИОННО СПОРАЗУМЕНИЕ
ОПЦИЯ ЗА ЗАКУПУВАНЕ

НАСТОЯЩИЯТ ДОГОВОР Е ОПЦИЯ ЗА ЗАКУПУВАНЕ (наричан тук "Договора") и се сключва от и между:

ОТ ЕДНА СТРАНА, КУПУВАЧЪТ НА ОПЦИЯТА - P2 Solar, Inc.
Корпорация в Делауер
("P2"или "Купувача")
С адрес на управление на 13569-76 авеню, Юнит 204, Съри, BC V3W 2W3, Канада

и

ОТ ДРУГА СТРАНА, ПРОДАВАЧЪТ НА ОПЦИЯТА – Дружество, регистрирано по българските закони с ЕИК № 175303457, със седалище и адрес на управление в гр. София 1345, район р-н Илинден ул. Кукуш, бл. 60, представлявано от управителя Росен Шаллиев ("Продавач")" ООД, 100% собственик на дружество-притежател, упоменато по-долу, за соларния фотоволтаичен проект, наричан тук " Петрич солар", който е обект на Договора с опция за закупуване:

От трета страна: Дружеството, притежател на проект Петрич солар е:
„ПЕТРИЧСОЛАР" ЕООД
Дружество, регистрирано по българските закони с ЕИК № 200848576
С адрес на управление 1606 София, ул. Ами Буе 36, вх.1, ет.6, ап.8, представлявано от управителя Росен Шаллиев
Притежател на соларен фотоволтаичен проект с мощност 7.3 MW, находящ се в
Землището на гр. Петрич, обл. Благоевград

P2, Продавачът и Дружеството може по-долу да се наричат заедно „страните" или поотделно „страната".



OPTION AGREEMENT
OPTION TO PURCHASE

THIS OPTION TO PURCHASE AGREEMENT (this "Agreement") is entered into by and between:

PARTY ONE, THE OPTIONEE - P2 Solar, Inc.
a Delaware corporation
("P2"or "Buyer")
Having a legal address at 13569-76 Avenue, Unit 204, Surrey, BC V3W 2W3, Canada

and

PARTY TWO, THE OPTIONER – "Seller"
Who is JLB Bulgaria, Ltd. a company registered under the Bulgarian Law under unique identification code 175303457 having its seat and registered address in Sofia, district of Ilinden, 60 Kukush str, represented by the manager Rossen Shalliev as the 100% owner of a holding company, named below, for the certain solar PV project referred to herein as "Petrich" (or "Subject Project"), which is the subject of this Option to Purchase Agreement:

and
PARTY THREE The company owner of the project Petrich Solar is:
Petrich Solar Ltd. (the Company)
Limited Liability Company registered according to the Bulgarian commercial law and with EID № 200848576
With a legal address at 36 Ami Bue Str. Sofia 1606, entrance 1, floor 6, apartment 8, represented by its General Manager Mr. Rossen Shalliev as Owner of 7.3 MW PV solar park project and located at
the territory of town of Petrich, Blagoevgrad region

P2, the Seller and the Company may herein be referred to collectively as the "Parties" or individually as the "Party".

ОПЦИОННО СПОРАЗУМЕНИЕ
ОПЦИЯ ЗА ЗАКУПУВАНЕ

НАСТОЯЩИЯТ ДОГОВОР Е ОПЦИЯ ЗА ЗАКУПУВАНЕ (наричан тук "Договора") и се сключва от и между:

ОТ ЕДНА СТРАНА, КУПУВАЧЪТ НА ОПЦИЯТА - P2 Solar, Inc.
Корпорация в Делауер
("P2"или "Купувача")
С адрес на управление на 13569-76 авеню, Юнит 204, Съри, BC V3W 2W3, Канада

и

ОТ ДРУГА СТРАНА, ПРОДАВАЧЪТ НА ОПЦИЯТА – Дружество, регистрирано по българските закони с ЕИК № 175303457, със седалище и адрес на управление в гр. София 1345, район р-н Илинден ул. Кукуш, бл. 60, представлявано от управителя Росен Шаллиев ("Продавач")" ООД, 100% собственик на дружество-притежател, упоменато по-долу, за соларния фотоволтаичен проект, наричан тук " Петрич солар", който е обект на Договора с опция за закупуване:

От трета страна: Дружеството, притежател на проект Петрич солар е:
„ПЕТРИЧСОЛАР" ЕООД
Дружество, регистрирано по българските закони с ЕИК № 200848576
С адрес на управление 1606 София, ул. Ами Буе 36, вх.1, ет.6, ап.8, представлявано от управителя Росен Шаллиев
Притежател на соларен фотоволтаичен проект с мощност 7.3 MW, находящ се в
Землището на гр. Петрич, обл. Благоевград

P2, Продавачът и Дружеството може по-долу да се наричат заедно „страните" или поотделно „страната".



RECITALS

A. WHEREAS, P2 desires to acquire 100% of Seller's equity interest in the Petrich Solar Ltd., owner of PV solar project with projected capacity of installation 7.3 MW which includes construction license for construction of PV power plant with capacity of 7.3 MW envisaged in a preliminary contract for connection concluded with the national electricity company; ecological licenses and ownership rights over the respective land plots located in the land of Petrich, region of Blagoevgrad; and

B. WHEREAS, Seller desires to divest 100% of its equity interest in Petrich Solar; and

C. WHEREAS, the Parties wish to enter this Agreement to set forth the terms and conditions under which P2 is willing to invest in the acquisition of 100% of Seller's equity interest in Petrich Solar and considering the fact that this Agreement shall not be deemed as preliminary contract under the meaning of the Bulgarian legislation

NOW, THEREFORE, for and in consideration of the foregoing recitals and of the following covenants, the Parties hereby agree:

1. TERM. This Agreement is effective as of the date the escrow account is established by the Parties and the money is deposited in it and will be in force until September 30, 2011 or earlier if this agreement is replaced by a preliminary Share Purchase Agreement (SPA) for purchasing the shares between the Parties according to the provisions of this agreement. The parties hereby acknowledge and accept that separate escrow agreement regulating the establishment and operation of the escrow account will be signed.

2. PURCHASE PRICE AND SCOPE. P2 accepts as parameters of the investment to be used the following: the purchase price of 175,000.00 (one hundred and seventy five thousand) euro per MW of the planned capacity of PV project Petrich Solar and Seller shall offer full and complete cooperation for commissioning Petrich Solar Project. To guarantee its exclusivity on the project and to have the right of this purchase option of 100% of the shares of Petrich Solar Ltd. the Buyer shall place into escrow account under art.1 75,000.00 (seventy-five thousand) euro within three days from the date of the notification to the Seller of positive and satisfactory to the Buyer financial, legal and technical due diligence report of the company subject to this agreement and following the provisions of the escrow agreement.

3. TIME IS OF THE ESSENCE. Seller and Buyer shall cooperate in good faith with each other in the process of due diligence in a prompt and timely manner within the time frame agreed upon in this agreement.

ПРЕАМБЮЛ

А. Като се има предвид, че P2 желае да придобие 100% от дяловото участие в „ПетричСолар" ЕООД, дружество притежаващо соларен фотоволтаичен проект с проектна мощност за инсталиране от 7,3 МВТ, който включва разрешение за строеж за изграждане на фотоволтаична централа с мощност 7.3MW действителна електрическа мощност, предвидена в предварителен договор, сключен с НЕК ЕАД; екологични разрешения и право на собственост върху съответната земя находяща се в землището на гр. Петрич, обл. Благоевград;

Б. Като се има предвид, че Продавачът желае да се освободи на 100 % от дяловото си участие в Петрич солар; и

В. Като се има предвид, че Страните желаят да сключат този Договор, за да определят условията, при които P2 желае да инвестира в 100% от дяловото участие на Продавача в „Петрич солар" и като вземат предвид, че този Договор не е предварителен договор по смисъла на българското право

и предвид последващите клаузи, Страните се споразумяха за следното:

1. СРОК. Настоящият договор влиза в сила от датата на захранване на ескроу сметка, открита от страните по този договор и ще продължи да бъде в сила до 30.09.2011г. или по-ранна дата, ако бъде заменен от договор за покупка на дялове между Страните съгласно условията и разпоредбите на настоящия договор. Страните приемат, че ще бъде сключен отделен договор за ескроу сметка, в който ще се определят условията за опериране на ескроу сметката.

2. ПОКУПНА ЦЕНА И ПРЕДМЕТ. P2 приема като параметри на инвестицията относно покупната цена сума в размер на 175,000.00 (сто седемдесет и пет хиляди) Евро на мегават от проектната мощност на фотоволтаичен проект ПетричСолар, а Продавачът ще предостави пълно и цялостно съдействие за реализиране на проекта „Петрич солар". За да гарантира своята ексклузивност и да има право на тази опция за закупуване на 100% дяловете на „ПетричСолар" ЕООД , Купувачът ефективно превежда 75 000 .00 (седемдесет и пет хиляди) Евро по ескроу сметката по чл.1 до три дни от датата на уведомлението до Продавача за положителен за Купувача финансов, правен и технически анализ на Дружеството, обект на договора и при спазване на условията на договора за ескроу сметка.

3. ВРЕМЕТО КАТО СЪЩЕСТВЕН ФАКТОР. Продавачът и Купувачът се ангажират да извършва дейностите своевременно без ненужно забавяне, и ще спазват всички разумни ангажименти по отношение на сроковете, предварително договорени в този договор.

DR

4. COMPLIANCE WITH LAWS. Each party will comply with all applicable national laws in carrying out its obligations under this contract. The seller undertakes to provide upon request by the Buyer all documents showing the current status of the project company and ensuring that:
- Owns the property on which the 7.3 MV PV park should be build, namely : land plot with cadastre number No 56129.91.4, land plot with cadastre number No 56129.54.1, land plot with cadastre number No 56129.56.12, land plot with cadastre number No 56129.57.10, land plot with cadastre number No 56129.57.9, land plot with cadastre number No 56129.57.8 and that they are free from any type of encumbrances; property RLP-054 001 I will be used as a collateral to secure a bank guarantee issued to NEC AD within the meaning of § 6 para 2 item 1 of Energy from Renewable Sources Act ("ERSA")..
- that it is not a party to any litigation(s);
- has no outstanding obligations;
- it is not in a process of bankruptcy
- it is not in process of insolvency and no petitions for commencement of insolvency procedure are filled
- There are no land restitution claims towards the land owned by the Company

5. EXCLUSIVITY. During the term of this Agreement, it has been agreed between the Parties to pursue the transaction contemplated herein on an exclusive basis. In view of the exclusivity granted hereto the Seller and the Company agree that they shall not, and shall not permit any of their respective subsidiaries or affiliates, and will cause their respective officers, directors, employees, agents and representatives not to, at any time during the term of this Agreement, directly or indirectly, solicit, initiate or encourage inquiry or contact with respect to the subject matter of this Agreement, or submission of proposals or offers from any person, other than P2. During the term of this Agreement, the Seller and the Company shall promptly advise P2 if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made, shall promptly inform P2 of all the terms and conditions thereof, and shall furnish to P2 copies of any such written proposal or offers and the contents of any communications in response thereto. During the term of this Agreement both the Seller and the Company undertake not to start and/or pursue any discussion, project, neither to take any initiative or any step with any potential purchaser, which could impede or impact the discussions with P2.

4. ЗАКОНОСЪОБРАЗНОСТ. Всяка страна ще спазва всички приложими национални закони при изпълнение на задълженията си по настоящия договор. Продавачът се задължава да предостави при поискване от страна на Купувача всички документи доказващи моментното състояние на проектното дружество, както и гарантира , че:
- е собственик на имотите, върху които ще се изгради фотоволтаичния парк 7,3 МВтп а именно: имот с кадастрален № 56129.91.4., имот с кадастрален № 56129.54.1, имот с кадастрален № 56129.56.12, имот с кадастрален № 56129.57.10, имот с кадастрален № 56129.57.9, имот с кадастрален № 56129.57.8 и че те не са обременени с каквито и да било вещни или облигационна тежести;имот УПИ I-054001 ще бъде използван за обезпечаване на банкова гаранция, издадена пред НЕК АД по смисъла на §6 ал.2 т.1 от ЗЕВИ.
- не е страна по съдебни спорове;
- няма изискуеми задължения;
- не е в ликвидация;
- не е в производство по несъстоятелност и няма подадени молби за откриване на производство по несъстоятелност
- няма реституционни претенции спрямо земите на дружеството;

5. ЕКСКЛУЗИВНОСТ. Страните се споразумяват, че по време на срока на този договор ще подготвят предвидената в Договора сделка при спазване на принципа за ексклузивност. Съгласно този принцип, Продавачът и Дружеството се съгласяват, че през целия срок на този договор, няма да търсят, инициират или поощряват, пряко или непряко, отправяне на запитвания или установяване на контакти във връзка с предмета на този договор, или подаване на предложения или оферти от лица, различни от P2, както и че няма да допускат свои евентуални филиали или клонове да предприемат такива действия, както и че ще заставят съответните членове на ръководството си, своите директори, служители, пълномощници или представители, да не предприемат такива действия. По време на срока на този договор, Продавачът и Дружеството се задължават, ако бъде направено такова предложение, оферта, запитване или бъде установен контакт с трето лице в тази връзка, незабавно да информират P2 за наличието му и за всички условия по него, както и да предоставят на P2 копия от такива писмени предложения или оферти и съдържанието на всяка кореспонденция в отговор на такива. По време на срока на този договор и Продавачът и Дружеството се задължават да не започват и/или провеждат обсъждания, проекти, нито пък да поемат инициатива или някакви постъпки с потенциални купувачи, което би могло да попречи или да повлияе на преговорите с P2.

6. LIQUIDATED DAMAGES. The Seller and the Company shall take all necessary factual and legal steps and shall execute all legal instruments required to give effect to Acquirer's right of purchase of the project company and shall conduct themselves in a manner consistent with the Exclusivity undertakings contained in Section 5. The failure of the Seller or the Company to do so will entitle the Acquirer along with any remedies and rights it may have under this Agreement to claim liquidated damages double the size of the amount paid by the Buyer into escrow according to Section 2 of this Agreement.

6. НЕУСТОЙКИ. Продавачът и Дружеството се задължават да предприемат всички необходими фактически и правни действия и да съставят всички необходими документи, необходими, за да се гарантира правото на Купувача на закупуване на проектното дружество , както и да съблюдават изискванията за ексклузивност, предвидени в Член 5. Неспазването на тези задължения от страна на Продавача или Дружеството, ще даде право на Купувача, наред с останалите права, които може да има съгласно този договор, да претендира и за неустойка в двоен размер на сумата заплатена от Куповача по т. 2 от настоящия договор .

INVESTMENT CLOSING SCHEDULE AND PURCHASE PRICE

ГРАФИК ЗА ПРИКЛЮЧВАНЕ НА СДЕЛКАТА И ПОКУПНА ЦЕНА

By this Agreement P2 shall have the right of exclusivity to acquire 100% of Petrich Solar Project based upon the following main terms and conditions:

По силата на това опционно споразумение P2 има право на ексклузивитет при закупуване и преимуществено право да придобие 100% от проекта „Петрич солар" при следните условия :

Purchase price: Euro 175,000 per MW for each of the 7.3 MW comprising Petrich Solar Project, for a total purchase price consideration of Euro 1,277,500 (Euro One million two hundred seventy five thousand and five hundred) for the acquisition of 100% of Seller's interest in Petrich Solar Project, as it follows:

Покупна цена: 175,000 (сто седемдесет и пет хиляди) евро на MW за всеки от 7.3 MW, съставляващи проект „Петрич солар", при обща покупна цена от 1,277,500 евро (един милион двеста седемдесет и седем и петстотин евро) за придобиването на 100% от участието на Продавача в „Петрич солар", платими, както следва:

1. - 85% of the company's shares transferred before a public notary, and
2. - the remaining 15% shall be remitted to Seller's account no later than the earlier of (a) 15 days after commissioning the project or (b) 15 days after the one year anniversary of the date of this agreement.

3. Until the amount of 75 000.00 is deposited into the escrow account under art. 1, seller is free to negotiate with other investors for the purpose of selling the shares of Petrich Solar LTD.

1. 85% при нотариално прехвърляне дяловете на дружеството ; и
2. 15% не по-късно от по-ранното от двете събития: (а) 15 дни от датата на въвеждане в експлоатация на целия проект или (б) 15 дни от изтичането на една година от сключването на този договор.
3. До деня на захранване със 75 000.00 евро на ескроу сметка по чл.1, Продавачът е свободен да се договоря и с други инвеститори за продажба на дялове на ПетричСолар ЕООД.

All terms and conditions of the share purchase agreement for the shares of the capital of the Company will be set and determined in the share purchase agreement itself, whereas the price, the terms and the payment schedule are not subject of renegotiations.

Всички срокове и условия по договора за прехвърляне на дружествени дялове от капитала на Дружеството, ще бъдат определени в самия договор, като цената, сроковете и начинът на плащане договорени по това опционно споразумение не подлежат на предоговаряне.

ASSIGNMENT OF RIGHTS: The Buyer is entitled at his sole discretion to appoint third party – Bulgarian entity, which shall be a subsidiary of P2, to which all his rights and obligations under this Agreement may be transferred and which may appointed as a party to the share purchase agreement for the shares of the capital of the Company. The Seller hereby acknowledges and accepts such assignment of rights and obligations.

ПРЕХВЪРЛЯНЕ НА ПРАВА: Купувачът може по свое усмотрение да определи трета страна – българско юридическо лице, дъщерно дружество на P2, на което да прехвърли всички свои права и задължения произтичащи от този Договор и да го посочи като страна по договора за прехвърляне на дружествени дялове от капитала на Дружеството Продавачът приема и признава извършването на подобно прехвърляне на права и задължения.

GOVERNING LAW AND LANGUAGE: This Agreement is concluded on the basis of and subject to interpretation in accordance with the laws of Bulgaria. Agreement is signed in two bilingual copies in Bulgarian and English. In case of disputes of interpretation between the two language versions, the Bulgarian version shall prevail.

ПРИЛОЖИМО ПРАВО И МЕРОДАВЕН ЕЗИК: Това споразумение е сключено въз основа на и подлежи на тълкуване в съответствие със законите на Р България. Споразумението е подписано в два двуезични екземпляра, на български и на английски език, като при тълкуване на текстовете меродавен е българският език.

SIGNATURES PAGE: IN WITNESS WHEREOF, the parties, intending to be legally bound, have caused this Agreement to be executed on the dates set forth below.

СТРАНИЦА С ПОДПИСИТЕ: В СВИДЕТЕЛСТВО НА ГОРНОТО, страните, имащи намерението да бъдат правно обвързани от този договор, сключиха същия на посочената по-долу дата.

P2 Solar, Inc.



By: Bali Randhawa Authorized Signatory
Its: Chief Operating Officer

Date: June 30, 2011

P2 Solar, Inc.



От: Бали Рандава оторизиран подписващ
Като: Главен оперативен директор

Дата: June 30, 2011

JLB – Bulgaria, Ltd:



By: Rossen Shaliev, Authorized Signatory
its Manager

Date: 30.06.2011г.

Джи Ел Би – България ООД:



От: Росен Шаллиев - оторизиран подписващ
Като: Управител

Дата: 30.06.2011г.

Petrich Solar Ltd:



By: Rossen Shaliev, Authorized Signatory
its Manager

Date: 30.06.2011г.

„ПетричСолар" ЕООД



от: Росен Шаллиев - оторизиран подписващ
Като: Управител

Дата: 30.06.2011г.